Exhibit 14.1

Incannex Healthcare Inc.

Code of Conduct

1.	Introduction

The reputation and integrity of Incannex Healthcare Inc. and its subsidiaries (collectively, the “Company”) are valuable assets that are vital to the Company’s success. Each employee of the Company, including each of the Company’s officers and Directors, is responsible for conducting the Company’s business in a manner that demonstrates a commitment to the highest standards of ethics and integrity.

The purposes of this Code of Conduct (this “Code”) are to focus Directors and employees on areas of ethical risk, provide guidance to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct and foster a culture of honesty and accountability. No code of conduct can replace the thoughtful behaviour of an ethical Director or employee. Accordingly, dishonest or unethical conduct or conduct that is illegal will constitute a violation of this Code, regardless of whether this Code specifically addresses such conduct.

All provisions of this Code which impose a standard of conduct on employees shall be equally applicable to officers of the Company without regard to whether or not such officers are employees of the Company.

2.	Core values

In all the Company’s relationships, including those with the public, shareholders, customers, suppliers, regulators and business partners, each Director and employee must demonstrate a steadfast commitment to the following core values:

●	integrity;

●	honest and ethical conduct;

●	compliance with laws, rules and regulations;

●	avoidance of conflicts of interest and the appearance of such conflicts;

●	full, fair, accurate and timely disclosure by the Company to the public;

●	proper delegation, guidance and oversight;

●	prompt internal reporting of violations of this Code; and

●	accountability for complying with this Code.

3.	Implementation and oversight of this Code

The Company’s Board of Directors (the “Board”) is ultimately responsible for the implementation of this Code. The Board has designated the Audit Committee (the “Committee”) to oversee the administration of this Code. In addition to overseeing the administration of this Code, the Committee will review and approve, consistent with the requirements of the Nasdaq listing rules (“Listing Rules”), related party transactions that must be disclosed in proxy statements or other filings pursuant to the Listing Rules, or the rules adopted by the Securities and Exchange Commission (“SEC”). One or more compliance officers (the “Compliance Officer”) will assist the Committee with the administration of this Code. The Chairman of the Committee will serve as the Compliance Officer for executive officers and Directors. The Corporate Secretary will be the Compliance Officer for employees and officers, other than executive officers.

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Questions regarding the application or interpretation of this Code are inevitable. Directors, officers and employees should feel free to direct questions to their respective Compliance Officer.

Statements in this Code to the effect that certain actions may be taken only with the “Company’s approval” mean that the Compliance Officer or, as appropriate, the Board or the Committee must give prior written approval before the proposed action may be undertaken.

This Code should be read in conjunction with all the Company’s other policies and compliance procedures.

The Company may ask its employees or Directors to certify on a periodic basis that they are in full compliance with this Code and, in the discretion of the Compliance Officer, with related policy statements.

4.	Requests for waiver of any provision of this Code

Executive Officers and employees must submit any requests for a waiver of a provision of this Code in writing to the Compliance Officer a reasonable period in advance of the proposed conduct for appropriate review. Any waiver with respect to a Director or executive officer must be approved by the Board, and, where appropriate, upon prior review and recommendation of the Committee.

In some circumstances, the Company must publicly disclose a waiver and/or amendment of this Code. In addition, if a waiver is granted, the Company may have to publicly disclose the nature of the granted waiver, including any implicit waiver, the name of the party or parties benefiting from the waiver, the date of the waiver, and any other disclosures required under the Listing Rules or SEC rules.

5.	Compliance with laws and regulations

A variety of laws apply to the Company and its operations, and some carry criminal penalties. These laws include Occupational Health & Safety laws and its status as a public company.

Examples of criminal violations of the law include:

●	making false or misleading disclosures in documents filed with the SEC;

●	trading on inside information;

●	stealing, embezzling or misapplying the Company’s funds or other assets;

●	using threats, physical force or other unauthorized means to collect money; or

●	making a payment for an expressed purpose on the Company’s behalf to an individual who intends to use it for a different purpose.

The Company must, and will, investigate, address and report, as appropriate, all violations, including all suspected criminal violations. It is the responsibility of each Director and employee to comply with the laws, rules, and regulations applicable to the Company and/or to him or her personally. No Director or employee may delegate that responsibility to another person or to the Company.

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6.	Conflicts of interest

The Company requires each of its employees and Directors to report promptly his or her outside associations and personal business, financial and other relationships and activities that may involve a conflict of interest or appearance of a conflict of interest between such employee or Director and the Company to the Compliance Officer, unless such relationship or activity was already reported, so that the Company can take steps to address such conflicts of interest. The term “outside association” includes any commercial, familial or other material affiliation, association or employment of an individual other than with the Company.

It is impractical to conceive of and set forth rules that cover all situations in which a conflict of interest may arise. The basic factor in all conflict-of-interest situations is, however, the division of loyalty or the perception of a division of loyalty, between the Company’s best interests and the interests of the employee or Director that could possibly affect, or appear to affect, the employee’s or Director’s judgment or actions relating to the Company. Guidelines with respect to some sensitive areas in which potential conflicts of interest are likely to occur are set forth below. Employees and Director should keep in mind that the following is not an exhaustive list of problem areas but rather a guide in applying the Company’s basic conflict of interest policy to any situation. The important criterion is adherence to the spirit of this Code.

Business relationships

An employee or Director may have a conflict of interest if he or she, a member of his or her family, or his or her business partner or associate owns or has a substantial direct or indirect interest in, or incurs indebtedness to, an entity with which the Company has or is seeking to have a business relationship or with which the Company competes or is seeking to compete. Investments in stock or bonds of a publicly-held company should not necessarily give rise to any conflict of interest. The question of when an investment may become so substantial as to possibly affect, or appear to affect, an individual’s judgment is largely dependent on the particular circumstances and must be addressed on a case-by-case basis.

A conflict of interest may also arise when an employee or Director, a member of his or her family or his or her business partner or associate holds a position as Director, officer, employee, advisor or partner of, or consultant, broker, finder or intermediary for, an entity with which the Company has or is seeking to have a business relationship or with which the Company competes or is seeking to compete.

The Company expects that each Director and employee will not act in a manner that could discredit the Company, unduly cause unfavourable criticism of the Company or impair public confidence in the Company’s integrity. Thus, such associations, interests and business relationships that might cause the employee or Director not to act in the best interests of the Company, or that might appear to cause divided loyalties, will be permitted only after they are first reported, reviewed and addressed in the manner prescribed by this Code, or otherwise established by the Committee.

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Acceptance and giving of gifts

Any form of a gift that obligates an employee to act in a particular manner with regard to our business is a bribe and is not allowed. In some circumstances, it may be customary or appropriate to exchange gifts and entertainment with customers, potential customers, suppliers and others with whom the Company has a business relationship and it similarly may be customary and appropriate to arrange or take part in programs and events that include meals and lodging. Similarly, ordinary course business meals and entertainment are appropriate and not in violation of this code. The key is to keep an arm’s length relationship and avoid excessive or lavish gifts, events or personal financial transactions that may give the appearance of undue influence. An employee should also avoid personal financial transactions with customers, suppliers and others with whom the Company has a business relationship that may influence the employee’s ability to perform his or her job.

Equivalent rules apply to the giving of gifts. Obviously, gifts should not be offered as bribes. Directors and employees should also take care to avoid giving gifts that are intended to be innocent but may be construed as a bribe. Gifts and entertainment for customers, potential customers, suppliers and others with whom the Company has a business relationship must support the Company’s legitimate business interests and should be reasonable and appropriate under the circumstances. Employees and Directors should be sensitive to the rules of those with whom the Company does business on receiving gifts and entertainment. Consistent with the obligation every employee has to act with integrity and honesty at all times, each employee should deal fairly with the Company’s customers, suppliers, competitors and employees. Special care must be taken with gifts to government officials, stricter rules apply. An acceptable gift to the employees of a company might be perceived as a bribe to a government employee.

The prohibition on bribes applies to third parties acting on behalf of the Company, including all contractors and consultants.

Outside activities / employment

Any outside association by employees, including activities with other entities, should not encroach on the time and attention that employees are expected to devote to their duties and responsibilities to the Company, adversely affect the quality or quantity of the work product or entail the use of any of the Company’s assets, including its real and personal property, or create the appearance (without the Company’s approval) of the Company’s sponsorship or support.

Under no circumstances is any employee or Director permitted to compete with the Company or take for himself or herself or his or her family members or their business partners or associates any business opportunity that belongs to the Company or that the employee or Director discovers or that is made available to the employee or Director by virtue of his or her position with the Company.

Civic and political activities

The Company supports the participation of its employees in civic and charitable so long as such participation does not encroach on the time and attention that the employee is expected to devote to his or her duties and responsibilities to the Company. Employees are to conduct any such activities in a manner that does not involve the Company or its assets or create an appearance of Company involvement, endorsement, sponsorship or support.

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Reporting procedure for conflicts of interest and related party transactions

Each employee and Director must report promptly to the Compliance Officer or the Committee the existence of any association, interest, relationship or activity, as it arises, that actually involves or may appear to involve a conflict of interest. In addition, each employee and Director must report all related party transactions that the Company will have to disclose publicly under the Listing Rules or SEC rules because of the requirement of an independent committee of the Board to approve all such transactions. Failure to report such relationships, activities, interests and related party transactions will be a ground for disciplinary action. Where the nature of the association, interest, relationship, activity or transaction is such that an employee or Director believes that he or she is unable to disclose the details of the matter without breaching other confidences, the Compliance Officer or Committee as appropriate may, if justified, discuss with the employee or Director a resolution of the conflict consistent with all of such employee’s or Director’s responsibilities. The Company encourages Directors and employees to consult with the Compliance Officer as soon as possible upon learning of an association, interest, relationship, activity or transaction that could result in a conflict of interest or the appearance of a conflict of interest or could require public disclosure.

The Compliance Officer or, where appropriate, the Committee or the Board will review employee’s and Director’s disclosures of any conflict of interest or related party transaction and determine the appropriate manner by which the Company’s approval or disapproval would be provided. Each employee or Director must cooperate fully in the review process by providing all information that the Compliance Officer, the Committee or the Board deems necessary to its review. Company actions with respect to the conflict of interest will take into account the spirit of this Code.

All associations, interests, relationships, activities or transactions disclosed by any Director or employee in accordance with this policy shall be held in confidence unless the best interests of the Company dictate otherwise, or as otherwise required by law.

Resolution of conflicts

In all cases, conflicts of interest must be handled in an ethical manner; they must be fully disclosed and considered prior to being resolved. The Compliance Officer or, where appropriate, the Committee or the Board will handle all questions of conflicts of interest.

The Compliance Officer and, as appropriate, the Committee or the Board, may determine, upon review of all relevant facts, that the conduct does not amount to a conflict of interest, or may provide guidance to avoid a conflict from developing.

An actual or potential conflict of interest may be resolved in a number of ways, including the following:

●	in the case of an offer of a gift, including entertainment or meals, the appropriate resolution may be for the gift to be accepted or rejected;

●	the Compliance Officer may determine the proper action alone or in consultation with the Committee or the Board;

●	an employee may appeal the determination by the Compliance Officer of a conflict of interest to the Committee;

●	any association, interest, relationship or participation in a transaction that is fully disclosed in writing to, and is approved in writing by, the Compliance Officer, the Committee or the Board will not be deemed to involve a conflict of interest for purposes of this Code;

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●	if it is concluded that a conflict of interest actually exists, the Committee or the Board may suspend the individual from some or all of an individual’s duties and responsibilities or require he or she to perform other duties and responsibilities with the Company for such period of time as deemed appropriate or may request that he or she resigns from his or her position with the Company;

●	in the event that the reported conflict of interest involves an outside association, the Company may permanently cease doing business with that association; or

●	in the event that the reported conflict of interest involves a Director, the Director may be required to excuse himself from discussions and any decision by the Board on a matter.

7.	Full, fair, accurate and timely disclosures by the Company to the public

All employees who participate, directly or indirectly, in the preparation of the financial and other disclosures that the Company makes to the public, including in its filings with the SEC or by press release, must, in addition to complying with all applicable laws, rules and regulations, follow these guidelines:

●	act honestly, ethically and with integrity;

●	comply with this Code;

●	endeavour to ensure full, fair, timely, accurate and understandable disclosure;

●	managers should, through leadership and communication, make sure that employees understand the Company’s obligations to the public under the law with respect to its disclosures, including that results are never more important than compliance with the law;

●	raise questions and concerns regarding the Company’s public disclosures when necessary and ensure that such questions and concerns are appropriately addressed;

●	provide the Company’s Directors, employees, outside auditors, attorneys, consultants and advisors involved in the preparation of the Company’s disclosures to the public with information that is accurate, complete, objective, relevant, timely and understandable;

●	act in good faith, responsibly and with due care, competence and diligence, without misrepresenting material facts or allowing independent judgment to be subordinated by others;

●	proactively promote honest and ethical behaviour among peers in our work environment;

●	achieve proper and responsible use of and control over all Company assets and resources employed by or entrusted to such employees;

●	record or participate in the recording of entries in the Company’s books and records that are full and accurate to the best of such employee’s knowledge; and

●	comply with the Company’s disclosure controls and procedures and system of internal controls.

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8.	Insider trading

If a Director or employee has material, non-public information relating to the Company or its business, it is the Company’s policy that the Director or employee, or any family members or entities controlled by them may not buy or sell securities of the Company or engage in any other action to take advantage of, or pass on to others, that information. This policy also applies to trading in the securities of any other company, including our customers, suppliers, vendors or other business partners, if Directors or employees have material, non- public information about that company which the Director or employee obtained by virtue of his/her position at the Company.

Transactions that may be necessary or justifiable for independent reasons, including emergency expenditures and transactions planned before the employee learned the material information, are not exceptions. Even the appearance of an improper transaction must be avoided to prevent any potential prosecution of the Company or the individual trader.

Besides the obligation to refrain from trading while in possession of material, nonpublic information, employees are also prohibited from “tipping” others. The concept of unlawful tipping includes passing on information to friends or family members under circumstances that suggests that employees were trying to help them make a profit or avoid a loss. Besides being considered a form of insider trading, of course, tipping is also a serious breach of corporate confidentiality. For this reason, employees should be careful to avoid discussing sensitive information in any place (for instance, at lunch, on public transportation, in elevators) when others may hear such information.

9.	Scientific integrity

Research integrity is fundamental to the scientific process and to the Company’s ability to bring products to market. All Company research and development must be conducted according to all applicable laws and regulations and to the generally accepted ethical standards of the scientific community. Scientific misconduct, such as fabrication, falsification, or plagiarism in proposing, conducting, or reporting research, disregards the intellectual contributions and property of others, impedes the progress of research, and corrupts the scientific record. It is prohibited.

10.	Fair dealing

Each Director and employee should deal fairly and in good faith with the Company’s customers, suppliers, regulators, business partners and others. No Director or employee may take unfair advantage of anyone through manipulation, misrepresentation, fraud, abuse of confidential information or other similar unethical or improper conduct.

11.	Delegation of authority

Each employee, and particularly each of the Company’s officers, must exercise due care to ensure that any delegation of authority is reasonable and appropriate in scope, and includes appropriate guidance and continuous oversight and monitoring.

12.	Handling of confidential information

Directors and employees should observe the confidentiality of information that they acquire by virtue of their positions at the Company, including information concerning the Company’s customers, suppliers, business partners or associates, competitors and other employees, except where disclosure is approved by the Company or otherwise legally mandated.

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13.	Social media communication

Directors and employees must ensure that all communication through any social media network (including but not limited to Facebook, Twitter, LinkedIn) is controlled and strictly limited to personal matters. Under no circumstances Directors and employees should discuss Company matters or comment on the Company’s activity using a social media network, whether or not the information is considered confidential.

14.	Prompt internal reporting of violations of this Code

If an employee or Director violates or thinks he or she has violated any provision of this Code, or if he or she observes, learns of, or, in good faith, suspects that another person subject to this Code has violated any of its provisions, such employee or Director must report the actual or suspected violation to the Compliance Officer or the Chairman of the Committee immediately and must cooperate in any investigation of any actual or suspected violation of this Code.

If an employee or Director reports an actual or suspected violation by another in good faith, he or she will not be subject to retaliation of any kind.

15.	Accountability for complying with this Code

Reported violations of this Code will be investigated, addressed promptly and treated confidentially to the extent possible. The Company strives to impose discipline for each Code violation that fits the nature and particular facts of the violation. The Company uses a system of progressive discipline. The Company will issue warnings for less significant, first-time violations. Violations of a more serious nature may result in other measures, such as suspension without pay, demotion, temporary or permanent change in duties or responsibilities, loss or reduction of bonus or option awards, or any combination of these or other such disciplinary actions, such as termination of employment.

Certain violations of this Code that go unaddressed may be treated under the Listing Rules or, where applicable, by the SEC as implicit waivers of this Code. Accordingly, a violation by a Director or executive officer that is discovered and not addressed may have to be disclosed in accordance with the listing Rules or, where applicable, under rules and regulations of the SEC or applicable listing standards. In such cases, the Company will have to disclose the nature of any violation, the date of the violation and the name of the person who committed the violation.

16.	Employees of the Company dealing in the Company’s securities

This area of conduct is governed by the Company’s Securities Trading Policy.

Adopted:5 October, 2023

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